SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

REQUIRED INFORMATION

1.	The Financial Statements and Supplemental Schedule of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	Exhibits: Exhibit 23. Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY PUERTO RICO, INC. SAVINGS AND INVESTMENT PROGRAM

Date: June 20, 2006	By:	/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Chief Financial Officer Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2005

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Bristol-Myers Squibb Puerto Rico, Inc.

Savings and Investment Program and the

Savings Plan Committee of Bristol-Myers Squibb Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (“the Program”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Philadelphia, Pennsylvania June 12, 2006

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 and 2004

(Dollars in Thousands)	2005	2004
Assets:

Interest in Savings Plan Master Trust	$61,745	$60,380
Loans to participants	2,928	2,707

Total investments	64,673	63,087

Receivables:

Employer contributions	114	106
Employee contributions	242	223
Due from Bristol-Myers Squibb Company Savings and Investment Program	768	—

Total receivables	1,124	329

Net Assets Available for Benefits	$65,797	$63,416

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

(Dollars in Thousands)	2005	2004
ADDITIONS:
Employer contributions	$2,972	$2,848
Employer contribution settlement	759	—
Employee contributions	6,445	6,371
Other income	2	61

Total additions	10,178	9,280

DEDUCTIONS:
Distributions and withdrawals	(7,559)	(6,630)
Administrative expenses	—	(6)
Program’s share of net investment loss in Savings Plan Master Trust	(238)	(121)

Total deductions	(7,797)	(6,757)

Net additions	2,381	2,523

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	63,416	60,893

End of Year	$65,797	$63,416

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General

The Bristol-Myers Puerto Rico, Inc. Savings Plan (the Plan) became effective on July 1, 1986. Bankers Trust Company was appointed the trustee under the terms of a Trust Agreement with Chase Manhattan Bank as co-trustee.

Effective January 1, 1991, the name of the Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings Plan (the Savings Plan). Effective January 1, 1991, the Northern Trust Company was appointed trustee (the Trustee) of the Savings Plan under the terms of a new Trust Agreement (the Trust), replacing Bankers Trust Company, with Chase Manhattan Bank remaining as co-trustee. The net assets of the Savings Plan were then transferred to the Trustee.

Effective January 1, 1992, the name of the Savings Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Program). Simultaneously, the Program was amended to permit participant contributions on a pre-tax basis under Section 401(k) of the Internal Revenue Code and Section 1165(e) of the Puerto Rico Income Tax Act of 1954.

The Program operated within the Bristol-Myers Squibb Company Master Trust (the Master Trust). The Master Trust consolidated the assets of the Program with those of the Bristol-Myers Squibb Company Savings and Investment Program (the Savings Program), the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan), the Drackett/Bristol-Myers Squibb Employees’ Pension Plan and certain assets of the Bristol-Myers Squibb Pension Trust Plans.

Effective October 1, 1994, the Savings Program and the Thrift Plan ceased operating under the Master Trust.

Effective April 1, 1999, the Program was amended and restated to reflect the appointment of Fidelity as the record keeper, administrative agent and trustee of the Program. New features of the Program included: changes in investment options offered to participants, the valuation of participant account balances on a daily basis, the payment of investment management fees from each fund’s assets rather than from Bristol-Myers Squibb Company (the Company) assets (excluding Fixed Income Fund) and the allowance of inter-fund transfers and changes to contribution levels to be made on a daily basis.

Effective April 1, 1999, the Program began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust). The assets of the Program were then combined within the Savings Plan Master Trust with the assets of the Savings Program and the Thrift Plan.

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Program, the Savings Program and the Thrift Plan.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Bristol-Myers Squibb Company Savings Plan Committee (Committee) is the Administrator of the Program and is the named fiduciary for the Program assets.

Effective March 1, 2003, the Program was amended to eliminate the six-month waiting period for new entrants to the Program. Eligible employees may participate in the Program following their date of hire, although the company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

Contributions

In general, any employee who meets certain service requirements is eligible to participate in the Program. An employee electing to participate in the Program can elect to contribute up to 16% of his or her Annual Benefit Salary or Wages (as defined in the Program) on an after-tax basis. The Puerto Rico Code limits the amount of annual pre-tax contributions to the lesser of 10% of the participant’s Annual Benefit Salary or Wages (as defined in the Program) or $8 thousand and if the participant also contributes to a PR-IRA, the $8 thousand limit will further be reduced by the amount of the PR-IRA contribution. Participants may also elect a combination of contributions up to a combined total of 16%, both on an after-tax and pre-tax basis subject to applicable limitations. The Company contributes a matching contribution of 75% for each dollar that the participant contributes, whether the contributions are made on a pre-tax or after-tax basis, of the first 6% of the participant’s pay. Under the Puerto Rico Code, after-tax contributions not subject to a matching contribution may not exceed 10% of the participant’s Annual Benefit Salary or Wages.

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis and are recorded on an accrual basis. All investment decisions are self directed by participants. During the years ended December 31, 2005 and December 31, 2004, participant contributions were invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity Puritan Fund, Fidelity U.S. Equity Index Commingled Pool, Fidelity U.S. Equity Index Commingled Pool Class 2, Managers Special Equity Fund, Vanguard Total International Stock Index Fund, Northern Trust Global Investments Russell 2000 Equity Index Fund, and American Funds EuroPacific Growth Fund - Class R5. The Fidelity Select Equity Small Capitalization Collective Trust Fund was removed from the Program and replaced by the Northern Trust Daily Russell 2000 Equity Index Fund effective July 1, 2004. The class of shares were switched for the Fidelity U.S. Equity Index Commingled Pool on January 31, 2005 and the name was modified to reflect the share conversion to the Fidelity U.S. Equity Index Commingled Pool Class 2.

Prior to March 1, 2003, company matching contributions were automatically invested in the Company Stock Fund. These contributions could not be transferred out of the Company Stock Fund unless the participant was 55 years of age or older. Effective March 1, 2003, the Program was amended to eliminate the requirement that company matching contributions be invested in the Company Stock Fund until age 55. Employees may now invest prior and future company matching contributions in any of the funds available under the Program.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Program was amended to comply with certain applicable provisions of the following Federal tax laws (1997-2005) but only to the extent that such amendments did not conflict with the requirements for qualified retirement plans under the Puerto Rico tax code:

•	The General Agreement on Tariffs and Trade 1994 (GATT)

•	The Small Business Job Protections Act of 1996 (SBJPA)

•	The Taxpayer Relief Act of 1997 (TRA’97)

•	The Internal Revenue Service (IRS) Restructuring and Reform Act of 1998 (RRA ’98), and

•	The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The statutes listed above, with the exception of EGTRRA, are collectively referred to as GUST.

Savings Plan Master Trust Investments

Company Stock Fund – Consists primarily of shares of common stock of Bristol-Myers Squibb Company which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company.

Fixed Income Fund – Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a gross basis. Contracts with the Metropolitan Life Insurance Company, Principal Mutual Life Insurance Company and Prudential Life Insurance Company, were in place at December 31, 2005.

From time to time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

At any point in time, this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2005 and 2004 was 4.5% and 4.6%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2005 and 2004 was 4.5% and 4.6% respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Fidelity Select Equity Small Capitalization Collective Trust Fund – Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the index. This fund was discontinued effective June 30, 2004 and remaining balances were transferred to the Northern Trust Global Investments Russell 2000 Equity Index Fund.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Fidelity Equity-Income Fund – Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s (S&P) 500 Index.

Fidelity Growth Company Fund – Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund – Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund – Seeks to provide income and capital growth consistent with reasonable risk.

Fidelity U.S. Equity Index Commingled Pool – Seeks to approximate the composition and the total return on the S&P 500 Index.

Fidelity U.S. Equity Index Commingled Pool - Class 2 – Seeks to approximate the composition and the total return on the S&P 500 Index.

Managers Special Equity Fund – Seeks to provide capital appreciation through investment in small and medium sized companies.

Vanguard Total International Stock Index Fund - Investor Class – Seeks to approximate the composition and total return of well known international stock indices.

Northern Trust Daily Russell 2000 Equity Index Fund – Seeks investment results that approximate the overall performance of the common stocks included in the Russell 2000 Index.

American Funds EuroPacific Growth Fund – Class R5 – Seeks to provide capital appreciation through investment in international equities.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made, subject to certain restrictions of the Program and excise taxes imposed by the Internal Revenue Code.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested in Company contributions regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the Company contributions are forfeited and returned to the Company (See Note 3 for further discussions on forfeitures). Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program. A participant is always 100% vested in the amounts attributed to their own contributions – pre-tax, after-tax and rollover contributions from other plans.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loans

While remaining in employment, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

Termination of Employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, or (2) equal annual installment over a period not greater than 15 years. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payments made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Net Transfer

A participant’s account may be transferred to or from another savings plan within the Company if their employment status changes such that they become eligible for a different plan. A participant’s account could also be transferred to another company’s savings plan if required under the terms of a divestiture of a business unit. New accounts could be transferred in from another company’s savings plan, if required under the terms of an acquisition of a new company.

NOTE 2 - ACCOUNTING POLICIES

Valuation

Valuation of investments of the Program represents the Program’s allocable portion of the Savings Plan Master Trust’s investments. The Savings Plan Master Trust’s investment valuation policies are as follows:

The Company Stock are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed income and money market instruments are valued at cost plus interest earned, which approximates their respective fair values. Shares of the Fidelity mutual funds and other retail mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end. Investments in guaranteed investment contracts are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - ACCOUNTING POLICIES (Continued)

and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust.

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Realized and unrealized gains and losses are included in net appreciation/ depreciation in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

All expenses incurred by the Program, including investment management and trustee fees, are paid by either the fund assets or the Company.

NOTE 3 - TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2005 and 2004 were $21 thousand and $56 thousand, respectively.

NOTE 4 - TAX STATUS OF THE PROGRAM

The Program is designed to meet the requirements of Sections 401(a) and 401(k) of the U.S. Internal Revenue Code of 1986, as amended and Sections 1165(a) and 1165(e) of the Puerto Rico Tax Code. In the Program’s latest determination letter dated July 8,

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - TAX STATUS OF THE PROGRAM (Continued)

2003, the U.S. IRS stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Because the Program is intended to qualify under both the U.S. Internal Revenue Code and the Puerto Rico Tax Code, it must meet the qualification requirements of both statutes, although certain amendments required under EGTRRA are inconsistent with the Puerto Rico Tax Code. In August 2005, the Company submitted a compliance statement under the Voluntary Correction Program with Service Approval, pursuant to IRS Revenue Procedure 2003-44, with respect to the failure of the Program to be timely amended to comply with EGTRRA. In March 2006, the Company submitted a supplement to its current compliance statement under the IRS Voluntary Correction Program to include plan documents and operational failures under the Program that occured in both Program years 2005 and 2004 with respect to the Program’s loan provisions and accepting rollover contributions from Puerto Rico qualified plans and U.S. IRAs. The Program was restated in November 2005 to comply with U.S. and Puerto Rico law, as applicable. In March 2006, the Program was submitted by the Company to the IRS for a determination letter as to whether the restated Program meets the qualification requirements of Section 401 of the Internal Revenue Code and that the Trust under the Program continues to be tax-exempt under Section 501(a) of the Internal Revenue Code. Subject to the Company receiving favorable determination letters from the IRS and the Puerto Rico Department of Treasury, counsel believes that the Program is qualified and the related Trust is tax-exempt.

Under present U.S. and Puerto Rico income tax laws and regulations, a participant will not be subject to income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant’s account is distributed to the participant.

NOTE 5 - TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with program provisions, the Company has the right to amend or replace the Program for any reason.

NOTE 6 - MASTER TRUST

The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2005 and 2004 was 2% in each year.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - MASTER TRUST (Continued)

At December 31, 2005 and 2004, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows:

	2005		2004
(Dollars in Thousands)	Cost	Market Value	Cost	Market Value
Assets:

Investments at Fair Value:
*Company Stock Fund Bristol-Myers Squibb Company Common Stock	$865,113	$794,252	$905,972	$924,115
*Fidelity Management Trust Company Institutional Cash Portfolio	6,311	6,311	7,924	7,924
Northern Trust Global Investments Russell 2000 Equity Index Fund	106,044	120,599	104,569	115,665
*Fidelity Puritan Fund	67,016	69,133	53,825	57,301
*Fidelity Equity-Income Fund	195,303	215,095	182,302	204,890
*Fidelity Growth Company Fund	301,927	365,640	308,806	333,671
*Fidelity Retirement Money Market Portfolio	139,160	139,160	110,542	110,542
*Fidelity U.S. Bond Index Fund	105,219	105,367	101,522	104,120
*Fidelity U.S. Equity Index Commingled Pool	—	—	337,783	357,980
*Fidelity U.S. Equity Index Commingled Pool - Class 2	318,412	341,499	—	—
Dreyfus Appreciation Fund, Inc.	51,716	54,458	45,200	47,194
Managers Special Equity Fund	51,399	54,096	36,377	42,522
Vanguard Total International Stock Index Fund	54,213	63,773	29,232	33,651
American Funds EuroPacfic Growth Fund - Class R5	39,677	43,606	9,053	9,803

Fixed Income Fund at Contract Value:
Group Annuity Contracts, New York Life Insurance Company with 2005 interest rates ranging from 4.06% to 6.83% per annum (p.a), varying maturity dates	279,578	279,578	294,659	294,659
Group Annuity Contracts, Metropolitan Life Insurance Company with 2005 interest rates ranging from 3.84% to 4.75% p.a, varying maturity dates	74,962	74,962	46,592	46,592
SunAmerica Life Insurance with a 2005 interest at 4.53% p.a, maturing in 2009	46,182	46,182	44,181	44,181
Group Annuity Contracts, Prudential Life Insurance Company with 2005 interest rates ranging from 4.09% to 4.18% p.a, varying maturity dates	38,408	38,408	33,211	33,211
Group Annuity Contracts, Principal Mutual Life Insurance Company with 2005 interest rates ranging from 4.75% to 6.55% p.a, varying maturity dates	117,524	117,524	164,277	164,277
Group Annuity Contract, John Hancock Mutual Life Insurance Company with 2005 interest rates ranging from 4.03% to 7.47% p.a, varying maturity dates	165,043	165,043	157,612	157,612
Group Annuity Contract, Travelers Insurance Co. with 2005 interest rates ranging from 2.98% to 4.04% p.a, varying maturity dates	90,361	90,361	65,850	65,850

Fixed Income Fund at Fair Value:
*Fidelity Institutional Cash Portfolio Money Market	30,945	30,945	24,245	24,245

Total Investments	3,144,513	3,215,992	3,063,734	3,180,005
Dividends Receivable	—	9,650	—	10,089

Net Assets	$3,144,513	$3,225,642	$3,063,734	$3,190,094

*	Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - MASTER TRUST (Continued)

The total investment income of the Savings Plan Master Trust for the years ended December 31, 2005 and 2004 were as follows:

(Dollars in Thousands)	2005	2004
Investment income, net:

Interest income	$50,177	$49,661
Dividend income	61,232	51,700
Net (depreciation) / appreciation in fair value of investments	(24,373)	(436)

Total Investment income	$87,036	$100,925

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - MASTER TRUST (Continued)

The net depreciation in the fair value of the Savings Plan Master Trust investments by fund for the years ended December 31, 2005 and 2004 were as follows:

(Dollars in Thousands)	2005	2004
Company Stock Fund	$(94,491)	$(113,383)
Fidelity Puritan Fund	(721)	1,335
Fidelity Equity-Income Fund	(68)	11,229
Fidelity Growth Company Fund	42,555	35,559
Fidelity U.S. Bond Index Fund	(2,342)	(599)
Fidelity U.S. Equity Index Commingled Pool	(8,800)	35,201
Fidelity U.S. Equity Index Commingled Pool - Class 2	24,881	—
Dreyfus Appreciation Fund, Inc.	1,278	1,786
Fidelity Select Equity Small Capitalization Collective Trust Fund	—	8,403
Managers Special Equity Fund	(1,933)	4,704
Vanguard Total International Stock Index Fund	6,638	3,788
Northern Trust Daily Russell 2000 Equity Index Fund	5,188	10,773
American Funds EuroPacific Growth Fund - Class R5	3,442	768

	$(24,373)	$(436)

NOTE 7 – ERISA LITIGATION

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under ERISA in the U.S. District Courts for the Southern District of New York and the District of New Jersey. These actions were consolidated in the Southern District of New York under the caption In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129 (LAP). An Amended Consolidated Complaint was served on August 18, 2003. A Second Amended Consolidated Complaint was filed on May 27, 2005. The Second Amended Consolidated Complaint was brought on behalf of four named plaintiffs and a putative class consisting of all participants in, or beneficiaries of, the Savings Program at any time between January 1, 1999 and March 10, 2003 whose accounts included investment in the Company stock. The named defendants were the Company, the Committee, thirteen individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (the past and present Chief Executive Officers, respectively, of the Company). The Second Amended Consolidated Complaint generally alleged that the defendants breached their fiduciary duties under ERISA during the class period by, among other things, imprudently investing assets of the Savings Program in the Company stock; misrepresenting and failing to disclose truthful and adequate information about the Company stock as a Savings Program investment; and operating under conflicts of interest. In addition, all defendants except Heimbold and Dolan were alleged to have engaged in transactions prohibited under ERISA by causing the Savings Program to acquire Company stock, and the Company, Heimbold and Dolan were alleged to have failed to monitor the other Savings Program fiduciaries. These ERISA claims were predicated upon factual allegations concerning, among other things: the safety, efficacy and commercial viability of a Company product; the Company’s sales incentives to certain wholesalers and the inventory levels of those wholesalers; and alleged certain anticompetitive behavior.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – ERISA LITIGATION (Continued)

On June 6, 2005, counsel for plaintiffs and the Company entered into a Stipulation and Agreement of Settlement (Settlement). The U.S. District Court for the Southern District of New York preliminarily approved the Settlement on June 22, 2005. On October 12, 2005, the Court conducted a Fairness Hearing, granted final approval of the Settlement and awarded attorneys’ fees totaling $8.7 million. The Settlement provides for certification, for Settlement purposes only, of a class consisting of all persons who were participants in, or beneficiaries of, (i) the Program, (ii) the Savings Program and (iii) the Thrift Plan (collectively, the Qualified Plans), at any time between January 1, 1999 and March 10, 2003 and whose accounts in such plans included investments in the Bristol-Myers Squibb Company Stock Fund (excluding the individual defendants). The Settlement provides that the Company pay to the Savings Plan Master Trust $41.2 million less plaintiffs’ attorneys’ fees, settlement administration costs and $5 thousand to each of the four named plaintiffs (the Net Settlement Amount). The Net Settlement Amount of $32.2 million was paid to the Savings Plan Master Trust on November 21, 2005. The plaintiffs’ attorneys’ fees and the payments to the named plaintiffs were made on November 29, 2005. The settlement administration costs were $314 thousand. The distribution of the proceeds of the Settlement to class members was made on March 8, 2006 in accordance with the plan of allocation that was approved by the Court in October 2005. The plan of allocation included a certain amount of Settlement proceeds being transferred to the Zimmer Holdings, Inc. Savings and Investment Program, Zimmer Holdings Inc. Puerto Rico Savings and Investment Program, and the Matrix Plan through the L’Oreal Savings Plan. The allocation of the Net Settlement Amount broken down by plan is as follows: the Savings Program $28.7 million; the Thrift Plan $1.6 million; the Program $759 thousand; Zimmer Holdings, Inc. Savings and Investment Program $937 thousand; Zimmer Holdings Inc. Puerto Rico Savings and Investment Program $27 thousand; and Matrix Plan via L’Oreal Savings Plan $111 thousand. The Net Settlement Amount was invested in the Fidelity Retirement Money Market Fund from November 21, 2005 to March 8, 2006. The interest earned on the Net Settlement Amount was approximately $385 thousand (the “Interest”) and was distributed to the class members on March 15, 2006. The allocation of the Interest broken down by plan is as follows: the Savings Program $344 thousand; the Thrift Plan $20 thousand; the Program $9 thousand; Zimmer Holdings, Inc. Savings and Investment Program $10 thousand; and Matrix Plan via L’Oreal Savings Plan $1 thousand. In addition, the Company agreed that (i) no proceeds that the Qualified Plans may receive from In re Bristol-Myers Squibb Co. Secur. Litig., Master File No. 02-CV-2251 (LAP) (the Securities Litigation) would be used to offset any monies paid pursuant to the Settlement, (ii) there would be no restriction to the participants’ ability to diversify their matching contributions under the Qualified Plans for at least five years from the Settlement’s effective date, (iii) it would re-notify current participants in the Qualified Plans about the fact that they can designate the Qualified Plan fund into which their Company matching funds will be invested, and (iv) it would make an educational program concerning diversification of investments available to Qualified Plan participants, and would keep that or a similar program in place for at least five years. No employee benefit plan was a named defendant in the litigation, and no costs incurred with respect to the litigation have been borne directly by any employee benefit plan. The allocated Net Settlement Amount of $759 thousand and the allocated Interest of $9 thousand that were paid to the Savings Plan Master Trust on November 21, 2005 is reflected in the accompanying financial statements as a receivable due from the Savings Program.

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Management Trust Company (Fidelity Trust). Fidelity Trust is the trustee as defined by the Program. The transactions

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS (Continued)

involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company. The Company is the program sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, certain Program participants borrowed from the Program. As of December 31, 2005 and 2004, the outstanding loans of the Program participants were $2.9 million and $2.7 million, respectively, with interest rates ranging from 5.00% to 10.00% and varying maturity dates. Program participants are a party-in-interest to the Program.

NOTE 9 – SUBSEQUENT EVENTS

The Net Settlement Amount of $32.2 million and the interest earned thereon from November 21, 2005 to March 8, 2006, totaling $385 thousand were distributed to class members of the ERISA class action settlement referenced in Note 7 above on March 8 and March 15, 2006, respectively. See Note 7 above for further details describing these events.

SCHEDULE H (Line 4i)

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2005

(IN THOUSANDS)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost Value	Current Value
* Program participant	Participant loans, with varying maturity dates		$2,928

	Interest rates: 5.00% to 10.00%

*	Denotes a party-in-interest to the Program.

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